Anpath Group

Incorporated

August 12, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jenn Do

Re:         Anpath Group, Inc.
Form 8-K Item 4.01
File August 10, 2009
File No. 333-123655

Dear Ms. Do:

This is in reply to your letter of comment dated August 10, 2009 (the “Comment Letter”), regarding Item 4.01 of the Form 8-K (the “Form 8-K) filed by Anpath Group, Inc. (the “Company”) on August 10, 2009.  In response to your comments, the Company is filing an amendment to its Form 8-K on Form 8-K/A (the “Form 8-K/A”) which revises Item 4.01 and includes an updated exhibit 16.1.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter. We do not repeat your comments but will try to respond to your expressed concerns.

1.           We have revised the second paragraph of Item 4.01 of the Form 8-K to specify the “subsequent interim period” as the “subsequent interim period through July 24, 2009.”

2.           We have revised the second paragraph of Item 4.01 of the Form 8-K to add at the end of the paragraph “… and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.”

3.           We have revised the last paragraph of Item 4.01 of the Form 8-K to reference Regulation S-K rather than Regulation S-B.

4.           We have obtained an updated Exhibit 16 letter from the former accountant which is attached as Exhibit 16 to the Form 8-K/A.

In connection with responding to the SEC’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Anpath Group, Inc.

By: /s/ J. Lloyd Breedlove
           President and CEO